Exhibit 21.1
List of Subsidiaries
As of October 31, 2004*

	State or Jurisdiction of Incorporation or Organization	Name Under Which Subsidiary Does Business
First Tier Subsidiary of Eaton Vance Corp.:

Eaton Vance Management	Massachusetts	Same

Eaton Vance Acquisitions	Massachusetts	Same

Certain Subsidiaries of Eaton Vance Acquisitions:

Atlanta Capital Management Company, LLC	Delaware	Same

Fox Asset Management LLC	Delaware	Same

Parametric Portfolio Associates LLC	Delaware	Same

Certain Subsidiaries of Eaton Vance Management:

Eaton Vance Distributors, Inc.	Massachusetts	Same

Boston Management and Research	Massachusetts	Same

Eaton Vance Investment Counsel	Massachusetts	Same

Eaton Vance Management (International) Limited	United Kingdom	Same

*The names of certain subsidiaries have been omitted from this list inasmuch as the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the Company’s fiscal year ended October 31, 2004.

119